July 11, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Cecilia Blye, Chief of Office of Global Security Risk Amanda Ravitz, Assistant Director of Division of Corporation Finance
Re:	Himax Technologies, Inc. Form 20-F for the Year Ended December 31, 2016 Filed April 12, 2017 File No. 0-51847

Dear Ms. Blye and Ms. Ravitz:

This letter sets forth the response of Himax Technologies, Inc. (the “Company”) to the comments the Company received from the staff of the Securities and Exchange Commission (the “Staff”) dated June 29, 2017 with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2016.

For your convenience, we have include herein each of the Staff’s comments in bold italics, and the Company’s responses are set forth immediately below the corresponding Staff comment.

General

1. On page 54, you identify Samsung Electronics Co. Ltd. as a customer. One of your officers identified Huawei as a customer in your third quarter 2016 conference call and news articles have reported that Huawei is one of your driver integrated circuit customers. According to news articles, Samsung Electronics Co. Ltd. sells smartphones in Syria and Sudan, and Huawei Technologies sells products and services in Syria and Sudan. We note also that Samsung lists Syria and Sudan on its website. Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers, customers, or other direct or indirect arrangements. You should describe any products, components, technology or services you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

Response

The Company has not had any past, and does not have current or anticipated, contacts with Sudan or Syria (the “Sanctioned Countries”). To the Company’s knowledge, the Company provides no products, technology or services, directly or indirectly, to the Sanctioned Countries, and the Company does not have any agreements, arrangements or other contacts with the governments of the Sanctioned Countries, or entities they control.

The Company is a leading supplier and fabless manufacturer of display drivers and other semiconductor products, which are incorporated into various electronic devices manufactured and sold by Samsung Electronics Co., Ltd., Huawei Technologies Co. Ltd. and their respective subsidiaries (together, the “Inquiry Group”). The Company’s products are delivered to Inquiry Group, and the Company has no control over the production of finished goods by Inquiry Group or Inquiry Group’s delivery of products to their customers. The Company does not deliver any products or provide any services to stores or franchisees of Inquiry Group in the Sanctioned Countries. Inquiry Group does not provide the Company with information on their own end customers. The Company has no information or any reason to believe that its products are being sent by Inquiry Group to the Sanctioned Countries.

The Company is committed to compliance with export control and economic sanctions laws. The Company has a Code of Business Conduct and Ethics that applies to all Company employees wherever they are located or doing business, and which sets forth the Company’s policy that all Company directors, officers and employees must comply with all applicable laws, regulations, rules, and regulatory orders of the cities, states, and countries in which the Company operates and accordingly, all Company directors, officers, and employees must comply with the laws, regulations, rules, and regulatory orders of the United States, including the U.S. Export Control Act, in addition to applicable local laws in Taiwan, the People’s Republic of China, Republic of Korea and elsewhere. The Company believes that its business operations are conducted in compliance with applicable U.S. laws including the U.S. Export Control Act.

2. Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response

As more fully set forth in the response above, the Company is not aware of any direct or indirect, past or current or anticipated, contacts with the Sanctioned Countries or entities that they control. Accordingly, the Company has not had any revenues, assets, or liabilities associated with the Sanctioned Countries for the last three fiscal years and the subsequent interim period.

3. Please tell us whether any contacts with Syria and Sudan you describe in response to the comments above involve dual use products and, if so, the nature of the dual uses.

Response

As more fully set forth in the response above, the Company has no direct contacts, through sales or otherwise, with the Sanctioned Countries, and is unaware of any indirect sales of its products by third persons who might incorporate the Company’s products into products manufactured by such third persons outside of either the United States or any Sanctioned Country. The Company is a leading supplier and fabless manufacturer of display drivers and other semiconductor products, which are incorporated into various electronic devices manufactured and sold by the Inquiry Group. The Company is not aware of the export classification(s) of the Inquiry Group companies’ products, but considers it reasonably likely that such products are not of U.S. origin.

4. On page F-60, you state that Customer A and its affiliates and Customer B and its affiliates each represented 10% or more of your revenues in each of two business segments. Please identify those customers to us.

Response

Customer A is BOE Technology Group Co., Ltd. (and its affiliates) and Customer B is Innolux Corporation (and its affiliates).

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* * * * *

In responding to the Staff’s comments, the Company has authorized the undersigned to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or concerns, please do not hesitate to contact the undersigned by telephone at (886) 2-2370-3999 (ext. 22300), by fax at (886) 2-2314-0877, or by email at jackie_chang@himax.com.tw, or James C. Lin of Davis Polk & Wardwell LLP by telephone at (852) 2533-3368, by fax at (852) 2533-1768 or by email at james.lin@davispolk.com.

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Sincerely,

Himax Technologies, Inc.

/s/ Jackie Chang

Name: Jackie Chang

Title: Chief Financial Officer

cc:     James C. Lin, Davis Polk & Wardwell LLP

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